Consolidated Interim Financial Statements

For the six months ended September 30, 2008 and 2007

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended September 30, 2008.

Consolidated Balance Sheets
Expressed in Canadian Dollars

	September 30, 2008	March 31, 2008
	Unaudited	Audited

Assets
Current
Cash and cash equivalents	$5,928,827	$6,553,101
Amounts receivable and prepaids	1,504,960	1,537,078
Inventory	703,736	1,015,886
	8,137,523	9,106,065
Property and equipment (Note 2)	28,938,862	29,381,949
Investment (Note 4)	138,340	-
	$37,214,725	$38,488,014

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$633,440	$1,595,026

Non-current
Future income tax	4,144,883	4,144,883
Asset retirement obligations (Note 5)	531,996	513,907
	5,310,319	6,253,816

Share capital (Note 6)	69,979,631	69,979,631
Contributed surplus	910,605	897,925
Deficit	(37,714,910)	(38,643,358)
	38,485,645	32,234,198
Accumulated other comprehensive loss (Notes 1 and 4)	(1,270,920)	-
	$37,214,725	$38,488,014

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Dan Brown”
Garth Johnson, Director	Dan Brown, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2008	2007	2008	2007

Revenues
Production revenue	$1,534,373	$789,655	$3,595,197	$1,683,154
Royalties	(64,496)	(45,918)	(154,379)	(86,656)
	1,469,877	743,737	3,440,818	1,596,498

Expenses
General and administrative	396,850	779,753	719,575	1,163,714
Depletion, depreciation and accretion	347,953	269,153	773,304	583,108
Directors & officers insurance	11,250	12,633	23,250	26,533
Foreign exchange	34,808	633,645	94,829	1,184,889
General exploration	(479)	51,370	17,063	392,180
Interest income	(34,414)	(176,520)	(79,355)	(300,271)
Legal settlement (Note 2)	(22,731)	(477,827)	(22,731)	(477,827)
Production costs	592,627	302,547	940,610	564,135
Stock option compensation	6,341	22,817	12,680	45,634
Write-off of oil and gas properties	178	-	33,145	-
	(1,332,383)	(1,417,571)	(2,512,370)	(3,182,095)

Net income (loss) for the period	137,494	(673,834)	928,448	(1,585,597)

Deficit, beginning of period	(37,852,404)	(31,575,206)	(38,643,358)	(30,663,443)

Deficit, end of Period	$(37,714,910)	$(32,249,040)	$(37,714,910)	$(32,249,040)

Income (loss) per share -basic	$0.00	$(0.01)	$0.01	$(0.02)
-diluted	$0.00	$-	$0.01	$-

Weighted average number of shares
outstanding	91,631,081	91,631,081	91,631,081	91,631,081

See accompanying notes.

Consolidated Interim Statements of Comprehensive Income (Loss)
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

	Three months ended		Six months ended
	September 30		September 30
	2008	2007	2008	2007

Net income (loss) for the period	$137,494	$(673,834)	$928,448	$(1,585,597)

Other comprehensive loss in the period
Fair value adjustment to financial instruments:
Investment (Note 4)	(884,510)	-	(1,270,920)	-
Comprehensive income (loss) for the period	$(747,016)	$(673,834)	$(342,472)	$(1,585,597)

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Six months ended
	September 30		September 30
	2008	2007	2008	2007

Operating Activities
Net income (loss) for the period	$137,494	$(673,834)	$928,448	$(1,585,597)
Changes for non-cash operating items:
Depletion, depreciation and accretion	347,953	269,153	773,304	583,108
Stock option compensation	6,341	22,817	12,680	45,634
Write-off of oil and gas properties	178	-	33,145	-
	491,966	(381,864)	1,747,577	(956,855)
Changes for non-cash working capital
accounts:
Amounts receivable and prepaids	(233,453)	(227,587)	32,118	(223,241)
Due to/from related parties	-	50,000	(21,897)	50,000
Accounts payable and accrued liabilities	(9,400)	(280,120)	26,522	(214,156)
Inventory	128,059	(93,270)	312,150	(92,900)
Cash provided by (used) in operating activities	377,172	(932,841)	2,096,470	(1,437,152)

Financing Activities
Issuance of common shares	-	-	-	-
Cash provided by financing activities

Investing Activities
Purchase of property and equipment	(1,050,385)	(2,320,849)	(2,720,744)	(5,096,331)
Cash used in investing activities	(1,050,385)	(2,320,849)	(2,720,744)	(5,096,331)

Net decrease in cash during the period	(673,213)	(3,253,690)	(624,274)	(6,533,483)
Cash and cash equivalents - beginning
of the period	6,602,040	10,146,002	6,553,101	13,425,795
Cash and cash equivalents – end of
the period	$5,928,827	$6,892,312	$5,928,827	$6,892,312

See accompanying notes.

Supplementary disclosures:
Interest received	$34,414	$176,520	$79,355	$300,271

Non-cash investing activities:
The Company incurred $584,900 in exploration expenditures which amounts were in accounts payable at September 30, 2007 (June 30, 2008: $950,850 and March 31, 2008: $1,551,111).

Notes to the Consolidated Interim Financial Statements
Six Months Ended September 30, 2008
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2008, with the exception of the changes discussed herein.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to September 30, 2008 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2008.

a) Capital Disclosures

Effective April 1, 2008 the Company adopted CICA Handbook Section 1535 that requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008.

Refer to Note 7

b) Financial Instruments

Effective April 1, 2008 the Company adopted CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863 -Financial Instruments-Presentation which have replaced CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

Refer to Note 8

c) International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Note 2 – Property and Equipment

				Recoveries,
				Write-offs,
	Working	Net Book	Additions	Depletion and	Net Book Value
	Interest	Value at	During the	Depreciation	At September 30,
New Zealand	%	March 31, 2008	Period	During The Period	2008
Oil and Gas Properties
Proved
PMP 38156-S	30.50	$21,769,272	$1,141,056	$(741,396)	$22,168,932
Unproved
PMP 38153	15.00	32,911	4,578	-	37,489
PMP 38156-D	15.10	195,572	-	-	195,572
PEP 38738-S	30.50	-	-	-	-
PEP 38738-D	15.10	-	-	-	-
PEP 38741	-	-	13,734	(13,734)	-
PEP 38746	16.67	187,040	3,397	-	190,437
PEP 38748	33.33	24,839	10,175	-	35,014
PEP 38757	-	-	276	(276)	-
PEP 38758	100.00	-	6,536	(6,536)	-
PEP 38765	-	-	11,699	(11,699)	-
		22,209,634	1,191,451	(773,641)	22,627,444
Production equipment		7,144,016	794,364	(1,640,543)	6,297,837
Office equipment		28,299	-	(14,718)	13,581
Total		$29,381,949	$1,985,815	$(2,428,902)	$28,938,862

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

During the quarter ended June 30, 2008, the Company and Austral Pacific Energy Ltd. (“Austral”) resolved a dispute related to the construction of the Cheal Production Station located on PMP 38156-S. The agreement to resolve the dispute required Austral to issue 2,273,000 common shares to the Company valued at NZ$2,000,240 and to pay the Company NZ$300,000 which was recorded as a recovery of capital expenditures on production equipment. The issuance of Austral common shares also includes six-month anti-dilution protection for the Company whereby the Company will be issued additional Austral common shares should Austral issue any shares at a price less than NZ$0.88 per share. On June 23, 2008, Austral completed a private placement at a price lower than NZ$0.88 and as a result Austral is to issue the Company approximately 860,000 additional shares by November 23, 2008. In addition, because the Cheal A7 well was completed successfully for production, Austral will pay the Company an additional US$250,000 equally over the next twelve months. During the period ended September 30, 2008, the Company received US$20,833 from Austral as the first payment against the US$250,000 owing to the Company.

In May 2008, the Company signed a formal agreement with a subsidiary of New Zealand based Genesis Energy Limited to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The agreement is conditional to obtaining the consent of the Ministry of Economic Development in New Zealand.

Refer to Note 4

Note 3 – Related Party Transactions

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

The Company incurred $141,624 of its general and administrative expenses through DLJ Management Corp. (“DLJ”), a subsidiary of Trans-Orient Petroleum Ltd. (“Trans-Orient”). DLJ incurs certain general and administrative costs on behalf of the Company, Trans-Orient and AMG Oil Ltd. (“AMG”). Included in these general and administrative costs DLJ pays rent to a private company owned by an insider of TAG. Two directors of the Company are also employees of DLJ.

Trans-Orient and AMG are related to the Company through common directors and officers.

Pursuant to an agreement dated October 1, 2007, and as revised on July 1, 2008, the Company paid an insider of the Company $37,500 in consulting fees.

Pursuant to an agreement dated June 11, 2008, the Company paid a director compensation of $3,000.

Pursuant to an agreement dated October 1, 2007, the Company paid a consultant $30,000 in fees.

Pursuant to an agreement with Trans-Orient dated January 1, 2008, the Company agreed to utilize Trans-Orient’s Chief Operating Officer as the Company’s technical consultant on an ongoing basis, by paying one-half of the $20,000 monthly compensation paid to Trans-Orients Chief Operating Officer.

Note 4 – Investment

At September 30, 2008, the Company’s ownership interests in investments accounted for under the cost method of accounting are as follows:

		March 31,			September 30,
	Number of	2008	Additions		2008
	Common	Carrying	During the	Comprehensive	Market
	Shares	Value	Period	loss	Value

Austral Pacific Energy Ltd.	2,273,000	$-	$1,409,260	$(1,270,920)	$138,340

At September 30, 2008, the Company has a 3.82% ownership in Austral Pacific Energy Ltd. and in accordance with CICA 3855 the Company’s investments are recorded at market value at September 30, 2008.

During the period ended September 30, 2008, Austral Pacific issued additional common shares at a price less than NZ$0.88, therefore under the Company’s anti-dilution protection clause the Company is to be issued approximately 860,000 additional Austral common shares by November 23, 2008

Note 5 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the six months ended September 30, 2008:

Balance at March 31, 2008	$513,907
Accretion expense	18,089
Balance at September 30, 2008	$531,996

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $984,501 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Note 6 – Share Capital

a) Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value

Balance at September 30, 2008 and March 31, 2008	91,631,081	$69,979,631

b) Incentive Stock Options

The Company has a stock option plan for the granting of stock options to directors, employees and service providers. Under the terms of the stock option plan, the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and per the guidelines of the TSX Venture Exchange. The options maximum term is five years and must vest over a minimum of eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average Exercise
	Options	Price (1)

Balance at March 31, 2008	1,260,000	0.77
Expired during the period	(100,000)	(0.76)
Granted during the period	225,000	0.25
Balance at September 30, 2008	1,385,000	0.69

The following summarizes information about stock options that are outstanding at September 30, 2008:

Number	Price	Weighted Average	Expiry	Options
of Shares	per Share	Remaining Contractual Life	Date	Exercisable
400,000	US$0.65	1.25	January 1, 2010	400,000
75,000	US$0.65	1.58	May 10, 2010	75,000
150,000	$1.30	2.08	November 22, 2010	150,000
325,000	$0.70	2.25	August 2, 2011	325,000
60,000	$0.52	2.50	November 22, 2011	40,000
150,000	$0.57	2.58	February 1, 2012	100,000
225,000	$0.25	4.83	August 1, 2013	Nil
1,385,000		2.37		1,090,000

The Company applies the Black-Scholes option pricing model using the closing market prices on the grant dates and to date the Company has calculated option benefits using a volatility ratio of 42% and a risk free interest rate of 3.5% to calculate option benefits. The fair value of the option benefit is amortized over the vesting period of the options, generally being eighteen months.

c) Income per share

Basic weighted average shares outstanding for the six months ended September 30, 2008 was 91,631,081 (2007: 91,631,081) and diluted weighted average shares outstanding for the period was 92,862,017 (2007: 93,116,081). Stock options and share purchase warrants outstanding are not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

Refer to Note 10

Note 7 – Capital Disclosures

The Company’s primary objective for managing its capital structure is to maintain financial capacity for the purpose of sustaining the future development of the business and maintaining investor, creditor and market confidence.

The Company considers its capital structure to include shareholders’ equity and working capital. Management is continually monitoring changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas industry. In the event that adjustments to the capital structure are necessary, the Company may consider issuing additional equity, raising debt or revising its capital investment programs.

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any currently contemplated. There have been no changes to the Company’s approach to capital management during the period.

Note 8 – Financial Instruments

The nature of the Company’s operations expose the Company to credit risk, liquidity risk and market risk, and changes in commodity prices, foreign exchange rates and interest rates may have a material effect on cash flows, net income and comprehensive income.

This note provides information about the Company’s exposure to each of the above risks as well as the Company’s objectives, policies and processes for measuring and managing these risks.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and to monitor market conditions and the Company’s activities. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and policies.

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties do not fulfill their contractual obligations. The most significant exposure to this risk is relative to the sale of oil production; the majority of all of the Company’s production is sold directly to one company by the operator of the permit on behalf of the Cheal joint venture. The Company is paid its share of oil sales, by the operator, immediately upon receipt of sale proceeds. The Company has assessed the risk of non-collection from the operator as a significant risk due to the operator’s financial condition.

Cash and cash equivalents consist of cash bank balances and short-term deposits maturing in less than 90 days. The Company’s short-term investments are held with a Canadian chartered bank and are monitored to ensure a stable return. The Company’s short-term investments currently consist of term deposits as it is not the Company’s policy to utilize complex, higher-risk investment vehicles.

The carrying amount of accounts receivable and cash and cash equivalents represents the maximum credit exposure. The Company does not have an allowance for doubtful accounts as at September 30, 2008 and did not provide for any doubtful accounts nor was it required to write-off any receivables during the six months ended September 30, 2008. As at September 30, 2008 there were no significant amounts past due or impaired.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its work commitments and other financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company’s liquidity is dependent upon its operating cash flows and ability to raise funds. To forecast and monitor liquidity the Company prepares operating and capital expenditure budgets which are monitored and updated as considered necessary. Expected future cash flow from the Cheal oil field currently exceeds operating costs and future capital expenditures. Considering these circumstances and the cash balance at September 30, 2008 of $5.929 million, the Company’s liquidity risk is assessed as low. As at September 30, 2008 the Company’s only financial liabilities are accounts payable and accrued liabilities of $633,440.

c) Market Risk

Market risk is the risk that changes in foreign exchange rates, commodity prices and interest rates will affect the Company’s cash flows, net income and comprehensive income. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns. The Company anticipates that commodity prices will affect the Company’s cash flow and net income during the remainder of the 2009 fiscal year.

d) Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that future cash flows, net income and comprehensive income will fluctuate as a result of changes in foreign exchange rates. All of the Company’s petroleum sales are denominated in United States dollars and operational and capital activities related to our properties are transacted primarily in New Zealand dollars and/or United States dollars with some costs also being incurred in Canadian dollars.

The Company currently does not have significant exposure to other currencies and this is not expected to change in the foreseeable future as the work commitments in New Zealand are expected to be carried out in New Zealand and to a lesser extent, in United States dollars.

e) Commodity Price Risk

Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices, affecting results of operations and cash generated from operating activities. Such prices may also affect the value of exploration and development properties and the level of spending for future activities. Prices received by the Company for its production are largely beyond the Company’s control as petroleum prices are impacted by world economic events that dictate the levels of supply and demand. All of the Company’s oil production is sold at spot rates exposing the Company to the risk of price movements.

The Company did not have any commodity price contracts in place as at or during the six months ended September 30, 2008, however the Company does anticipate changes in commodity prices to affect results of operations. These commodity price decreases may negatively affect the value of the Company’s development property.

f) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company is exposed to interest rate fluctuations on its cash and cash equivalents which bear a floating rate of interest. The risk is not considered significant as the Company’s interest revenue is approximately 2% of total revenue.

The Company did not have any interest rate swaps or financial contracts in place as at or during the six months ended September 30, 2008 and any variations in interest rates would not have materially affected net income.

g) Fair Value of Financial Instruments

The Company’s financial instruments as at September 30, 2008 included cash and cash equivalents, accounts receivable, investments and accounts payable and accrued liabilities. The fair value of the financial instruments with exception of the Company’s investments, approximate their carrying amounts due to their short terms to maturity. The fair value of the Company’s investments approximate their carrying value as they are recorded at market value at September 30, 2008.

The Company will assess at each reporting period whether financial assets, other than those classified as held-for-trading, are impaired. Any impairment loss will be included in net income for the period.

Note 9 – Comparative Figures

Certain of the prior period’s figures may have been reclassified in conformity with the current period’s financial statement presentation.

Note 10 – Subsequent Events

The Company launched a normal course issuer bid to purchase up to 7,583,858 of its common shares through the facilities of the TSX Venture Exchange. To November 26, 2008 the Company has purchased 3,082,000 common shares for cancellation and return to treasury at an average price of $0.06 per share.

Note 11 – Segmented Information

The Company operates in one industry: petroleum exploration and production. It operates in two geographical regions, therefore information on country segments is provided as follows:

For Six Months Ended September 30, 2008	Canada	New Zealand	Total Company
Production revenue	$-	$3,595,197	$3,595,197
Royalty expenses	-	(154,379)	(154,379)
		3,440,818	3,440,818
Expenses:
General and administrative	509,458	210,117	719,575
General exploration	-	17,063	17,063
Production costs	-	940,610	940,610
Stock option compensation	12,680	-	12,680
Directors and officers insurance	23,250	-	23,250
Foreign exchange	(65,499)	160,328	94,829
Depletion, depreciation and accretion	1,645	771,659	773,304
	(481,534)	(2,099,777)	(2,581,311)
Other items
Interest income	67,614	11,741	79,355
Write-off of oil and gas properties	-	(33,145)	(33,145)
Legal settlement	-	22,731	22,731
	67,614	1,327	68,941
Net income (loss) for the period	$(413,920)	$1,342,368	$928,448

Total assets	$5,847,491	$31,367,234	$37,214,725
Capital expenditures for the period	$-	$1,985,815	$1,985,815